SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on December 30, 2015.

By letter dated December 30, 2015, the Company reported that its controlled subsidiary IRSA Inversiones y Representaciones S.A. (“IRSA”) has filed the following information:
IRSA reports that in addition to the information released to the market on November 24, 2015, if there is no significant changes in the shareholders’ structure of IDBD, the company will start consolidating IDBD in its financial statements since October 11, 2015, date in which the group controlled by Eduardo Sergio Elsztain took effective control of IDBD.

It is important to clarify that none of IDBD indebtedness is guaranteed by IRSA or CRESUD or secured by any of IRSA or CRESUD's assets.  All of IDBD's indebtedness is non-recourse to IRSA or CRESUD.

IDBD is one of the largest and most diversified conglomerates in Israel, which participates through its subsidiaries in numerous markets and industry sectors, such as real estate, telecommunications, supermarkets, agribusiness and insurance, which constitutes a unique business opportunity.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

December 30, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets